Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

To: Russell Mancuso, Branch Chief

cc:  Tom Jones

Re:  Cyto Wave Technologies, Inc.

        Amendment No. 3 to Registration Statement on Form 10

        Filed May 9, 2013

        Form 10-Q for Fiscal Quarter Ended March 31, 2013

        Filed May 13, 2013

        File No. 000-54907

June 5, 2013

Dear Mr. Mancuso:

We are hereby responding to your comment letter that we received from you on May 23, 2013 per email.  We filed our Amendment No. 4 to our Registration Statement on Form 10 today and provided the requested information in our responses below which are highlighted in blue.  For your convenience, we also attached a revised Form 10 No. 4 as a word file with redlined mark-ups in our email to you.  We included our first quarter 2013 financial statements in our Amendment No. 4.  We filed this response letter and our company letter as correspondence in EDGAR.

Amendment No. 3 to Registration Statement on Form 10

Our Patents, page 8

1.

Your revisions in response to prior comment 2 provide information regarding what your patents do not cover; however, it remains unclear what is covered by your intellectual property. As an example and not a comprehensive list of what you should clarify, would anyone who uses the carbon nanotube that you depict on page 5 be required to obtain a license from you? If not, do you require a license from someone else to use carbon nanotubes? What is proprietary to your business given technology like that addressed in patent numbers 8,178,342, 8,108,031, 7,491,502 and 7,264,794? Please revise as appropriate.

Please see revised Form 10 No. 4, pages 8-11 and Risk Factors, page 17-18.  We added a summary of each patent from the patent applications and filed all three patent applications as exhibits.  Only what is included and described in the patent applications is covered by our intellectual property.  So any device or method within the described specifications is covered.  For example, carbon nanotubes themselves are not described and not part of our intellectual

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

property.  Carbon nanotubes are not proprietary and commercially available off-the-shelf to research labs and can be purchased from laboratory equipment distributors.  However, our intellectual property covers any method that detects magnetically labeled target cells through the use of a photoacoustic device within our described specifications.  So if a third party uses carbon nanotubes to magnetically label target cells for the detection by a photoacoustic device as we described, they would need a license from us.

US patent numbers 8,178,342, 8,108,031, 7,491,502 and 7,264,794, cover a different technology than our photoacoustic wave technology.  Their method either illuminates labeled cells by radiation and then the labeled cells emit fluorescence radiation for detection, or illuminates blood by radiation and then backscattered radiation from the blood is measured.  Our photoacoustic wave technology neither detects fluorescence radiation, nor backscattered radiation, but ultrasound acoustic waves that are generated when the target cells absorb our laser energy.  The term “in vivo flow cytometry” itself is a generic term and not proprietary.  It describes any methodology that measures cells in the bloodstream of a living organism.  What is proprietary is the technology that is used which is the photoacoustic wave technology in our case.

We did not describe our licensed patents in more detail previously because they are in the public domain and can be accessed through Google per links below:

US Patent Application 12/334,217 (2009/0156932).

http://www.google.com/patents?id=G23HAAAAEBAJ&pg=PA1&lpg=PA1&dq=12/334,217&source=bl&ots=oGtcSLNEo5&sig=

0JtWNm4AAtrkxMfoNSAikoivcxY&hl=en&sa=X&ei=qA0tUOCJB_PlyAGB2YCADA&sqi=

2&pjf=1&ved=0CDEQ6AEwAA#v=onepage&q&f=false

US Patent Application 12/945,576 (2011/0117028)

http://www.google.com/patents?id=N5nhAQAAEBAJ&pg=PA1&lpg=PA1&dq=12/945,576&source=bl&ots=

gWGyGmYday&sig=31BIztULUP2q3yigtC_fFuee5VU&hl=en&sa=X&ei=

ww0tUI2TH8LOyAHT5ID4CA&ved=0CDQQ6AEwAA#v=onepage&q&f=false

US Patent Application 13/253,767 (2012/0065490)

http://www.google.com/patents?id=Mj0JAgAAEBAJ&pg=PA1&lpg=PA1&dq=13/253,767&source=bl&ots=82YWHMF4bq&sig=

PVo0De09VppQs_9eF4YrZRtyjZw&hl=en&sa=X&ei=JQ4tUNynLMrzyAHLhIGACg&ved=

0CDQQ6AEwAA#v=onepage&q&f=false

Risk Factors, page 14

2.

From page 4 of your Form 10-Q filed May 13, 2013, it appears that an increasing percentage of your cash is in offshore bank accounts. If your assets, officers or directors are located primarily outside the United States, please add an appropriate risk factor to alert investors to the impact on their ability to serve process, bring actions and enforce judgments based on the United States federal securities laws.

Please see revised Form 10 No. 4, Risk Factors on page 20.  Approximately half of our current assets are located outside the United States, while our officers and directors are either US citizens or residents.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

3.

Please reconcile your disclosure on pages ii and 1 regarding 3,136,316 outstanding shares with your disclosure on page 39 of your Form 10 regarding your recent sales of securities totaling 3,146,316 shares.

Please see revised Form 10 No. 4, page 43.  We had 3,126,316 outstanding shares until our recent sales of 10,000 shares on February 6, 2013, so that the current total is 3,136,316 shares.

Disclosure Controls and Procedures, page 11

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

4.

We note your statement that the company’s management has “concluded that [your] disclosure controls and procedures as of the end of the period covered by [the] report are not adequate due to the lack of segregation of duties among [your] limited staff.” It does not appear that your certifying officers have reached a conclusion whether your disclosure controls and procedures are effective or not effective. Please amend your filing to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. We refer you to Item 307 of Regulation S-K. Also, if your disclosure controls and procedures are ineffective, please tell us what steps you are taking to make them effective.

Please see amended 10-Q filed today.

5.

In this regard, we note your reference to a lack of segregation of duties. As required by Item 308 of Regulation S-K, in you next Form 10-K, please provide a more detailed discussion of any significant deficiencies or material weaknesses.

We will provide a detailed discussion of deficiencies and material weaknesses in our next Form 10-K.

Best regards,

/s/ George Yu

George Yu

President & CEO

Cyto Wave Technologies, Inc.

3